EXHIBIT 99.1

Magal Wins $5.5 Million in New Projects for
Integrated Security Systems

Yehud, Israel, January 12, 2017– Magal Security Systems Ltd. (NASDAQ: MAGS) today announced it has recently won a series of projects, amounting to over $5.5 million.

The projects include the upgrade and support of the integrated security systems for the 2017 African Cup of Nations Games. Magal originally provided the current systems to the games committee for the 2012 games. This new project was awarded to Magal in the final days of 2016. It requires Magal’s unique expertise in order to successfully complete the upgrade in the short timeframe available for the opening of the Games, scheduled for January 14, 2017. The project also requires ongoing support throughout the 2017 Games.

In addition, Magal was awarded a project to supply and install an integrated security system, distributed at several critical sites in Latin America. This project will be performed by Magal’s wholly owned subsidiary in Latin America and is expected to be delivered throughout 2017.

Commented Saar Koursh, CEO of Magal, “We are happy to be selected by the Gabonese games committee, to support the security of their 2017 African Cup of Nations. Knowing the challenging schedule for the project, we are proud with the trust shown by our customers, whom were confident in our ability to deliver an advanced security system in a short time frame. More broadly, we are very pleased with the increasing order momentum we are seeing as we enter 2017 and this sets us up very positively for the coming year.”

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS with native IVA and Cyber Security solutions.

Forward Looking Statements

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in Magal's reports filed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F, Current Reports on Form 6-K, the Registration Statement on Form F-1 and prospectus relating to the rights offering.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com